EX.d.2

COLUMBIA ACORN EUROPEAN FUND

COLUMBIA ACORN EMERGING MARKETS FUND

FORM OF ORGANIZATIONAL AND OFFERING COSTS AGREEMENT

COLUMBIA ACORN TRUST, a Massachusetts business trust (the “Trust”) and COLUMBIA WANGER ASSET MANAGEMENT, LLC a Delaware limited liability company (“CWAM”), in consideration for the engagement by the Trust of CWAM as the investment adviser for the series of the Trust designated Columbia Acorn European Fund and Columbia Acorn Emerging Markets Fund (each a “Fund”) pursuant to a separate agreement, hereby agree as follows:

1. Advancement of Expenses. CWAM shall pay all of the organizational and offering costs of each Fund, including but not limited to initial franchise taxes, registration fees, legal fees, prospectus printing fees and certain other fees for services rendered prior to the commencement of the initial public offering of shares of each Fund, subject to the right to be reimbursed pursuant to paragraph 2.

2. Reimbursement and Amortization of Expenses. Each Fund shall amortize its organizational and offering costs over a period of 12 months from the commencement of the initial public offering of shares of the Fund, and each Fund shall reimburse CWAM during the 12-month period of such amortization by paying to CWAM on the last business day of each month an amount equal to the organizational and offering costs amortized by the Fund during that month.

3. Limitation on Reimbursement. If a Fund should be liquidated during the five-year period prior to the complete amortization of all organizational and offering costs, neither the Fund nor the Trust shall have any duty to reimburse CWAM for organizational and/or offering costs unamortized as of the time of liquidation.

4. Obligation of the Trust. This agreement is executed by an officer of the Trust on behalf of the Trust and not individually. The obligations of this agreement are binding only upon the assets and property of each Fund and the Trust and not upon the trustees, officers or shareholders of the Trust individually, nor upon the assets of any other series of the Trust. The Agreement and Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated: [                    ]

COLUMBIA ACORN TRUST	COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	By: